EXHIBIT 12

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended					Nine-Months Ended June 30, 2007
	September 28, 2002	September 27, 2003	September 25, 2004	September 24, 2005	September 30, 2006
Income before income taxes, cumulative effect of accounting change, and income associated with equity investees	$44,156	$53,139	$64,319	$79,469	$99,132	$53,308
Fixed charges (1)	15,689	20,552	19,157	24,582	42,912	39,375

Earnings	59,845	73,691	83,476	104,051	142,044	92,683

Fixed charges (1)	$15,689	$20,552	$19,157	$24,582	$42,912	$39,375

Ratio of earnings to fixed charges	3.81	3.59	4.36	4.23	3.31	2.35

(1)	Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.